UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended May 9, 2013

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated May 9, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner

Date: May 9, 2013	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS

FIRST QUARTER REPORT

Highlights

•	Generated distributable cash flow(1) of $41.8 million in the first quarter of 2013.

•	Declared first quarter 2013 cash distribution of $0.5253 per unit, an increase of 2.5 percent from the previous quarter, and intends to announce a further increase by a minimum of 2.5 percent before the end of the year.

•	Completed acquisition of Voyageur Spirit FPSO unit from Teekay Corporation on May 2, 2013 for $540 million.

•	Received offer from Teekay Corporation to acquire its 50 percent interest in Cidade de Itajai FPSO unit.

•	First of four shuttle tanker newbuildings will deliver this week and is expected to commence 10-year charter with BG Group in June 2013.

•	Finalized 10-year charter contract with Salamander Energy plc to convert an existing shuttle tanker to an FSO unit.

•	Liquidity of approximately $560 million as of March 31, 2013, giving pro forma effect to proceeds from the April 2013 common unit private placement and preferred unit public offering, as well as the Voyageur Spirit FPSO acquisition.

Hamilton, Bermuda, May 9, 2013—Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended March 31, 2013. During the first quarter of 2013, the Partnership generated distributable cash flow(1) of $41.8 million, compared to $42.4 million in the same period of the prior year.

On April 18, 2013, a cash distribution of $0.5253 per common unit was declared for the quarter ended March 31, 2013, an increase of $0.0128 per unit, or 2.5 percent, from the previous quarter. The cash distribution is payable on May 14, 2013 to all unitholders of record on April 30, 2013.

“We are pleased to have completed the accretive acquisition of the Voyageur Spirit FPSO last week, which brings the Partnership’s FPSO fleet to four units and will increase its distributable cash flow commencing in the second quarter,” commented Peter Evensen, Teekay Offshore GP LLC’s Chief Executive Officer. “As a result of this accretive acquisition, we have increased the Partnership’s first quarter distribution by 2.5 percent to $0.5253 per unit, payable in May 2013.”

Mr. Evensen continued, “We expect that the distributable cash flow accretion provided by the four BG shuttle tanker newbuildings, the Partnership’s expected acquisition of a 50 percent interest in the Cidade de Itajai FPSO, and the post-acquisition contribution from the Voyageur Spirit FPSO will enable us to further increase our quarterly distribution by a minimum of 2.5 percent later in 2013. With the recent completion of the $150 million Series A perpetual preferred unit public offering in April 2013, which represents a new source of equity financing that is non-dilutive to our existing common unitholders, and the Partnership’s recent $60 million common unit private placement, the equity requirements for the Cidade de Itajai FPSO and four BG shuttle tankers are now covered.”

“During the past year, we have seen an increase in the number of new offshore projects and Teekay Offshore is currently bidding on several new organic FPSO and FSO projects,” Mr. Evensen added. “This past week, we were successful in finalizing an agreement with Salamander Energy plc to convert one of our older shuttle tankers, the Navion Clipper, to an FSO unit that will operate offshore Thailand under a new 10-year charter contract commencing in the third quarter of 2014. The project’s fully-built-up capital cost is approximately $50 million and, upon commencement of the charter contract, the FSO unit is estimated to generate approximately $6.5 million in annual cash flow from vessel operations.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Summary of Recent Transactions

Voyageur Spirit FPSO Acquisition

On May 2, 2013, the Partnership completed the acquisition of the Voyageur Spirit FPSO unit from Teekay Corporation at a purchase price of $540 million. The Voyageur Spirit FPSO operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON Ruhrgas UK E&P Limited. The acquisition was financed with a new $330 million debt facility secured by the unit, a portion of the proceeds from the public offering completed in September 2012 and a $40 million common unit private placement of common units to Teekay Corporation completed on May 2, 2013.

In anticipation of the Voyageur Spirit FPSO acquisition, in February 2013 the Partnership made a partial prepayment of $150 million to Teekay Corporation. The Partnership received interest at a rate of LIBOR plus a margin of 4.25 percent on the prepaid funds to Teekay Corporation until the Partnership acquired the FPSO unit on May 2, 2013.

Offer to Acquire a 50 Percent Interest in Cidade de Itajai FPSO

In April 2013, the Partnership received an offer from Teekay Corporation to acquire its 50 percent interest in the Cidade de Itajai (Itajai) FPSO unit at its fully built-up cost. The Itajai FPSO unit has been operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year time-charter contract (plus extension options) with Petroleo Brasileiro SA (Petrobras). The offer is currently being reviewed by the Partnership’s Conflicts Committee. The remaining 50 percent interest in the Itajai FPSO unit is owned by Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (Odebrecht).

Salamander Energy FSO Contract

In May 2013, the Partnership finalized the ten-year charter contract, plus extension options, with Salamander Energy plc (Salamander) to supply an FSO unit in Asia. The Partnership intends to convert its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of May 2, 2013.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings / Conversions		Conversion Candidates (iii)	Total
Shuttle Tanker Segment	27	(i)	4	4	(ii)	1	36
FPSO Segment	4		—	—		—	4
Conventional Tanker Segment	6		—	—		—	6
FSO Segment	5		—	1	(iv)	—	6

Total	42		4	5		1	52

(i)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and three shuttle tankers in which Teekay Offshore’s ownership interest is 67 percent.
(ii)	Includes four shuttle tanker newbuildings expected to deliver in May 2013, June 2013, September 2013 and November 2013 and to commence operations under 10-year charter contracts with a subsidiary of BG Group plc in Brazil.
(iii)	Includes one shuttle tanker which is currently in lay-up and is a candidate for conversion to an offshore asset.
(iv)	Includes one shuttle tanker, the Navion Clipper, which is currently being converted into an FSO unit and is expected to commence operations under a 10-year charter contract in mid-2014 with Salamander Energy plc.

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Future Growth Opportunities

Pursuant to an omnibus agreement that the Partnership entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to the Partnership its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay Corporation may offer it from time to time and also intends to pursue direct acquisitions from third parties and new organic offshore projects.

Shuttle Tankers

In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc. (BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers, being constructed by Samsung Heavy Industries for an estimated total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). Shortly after their scheduled deliveries between May 2013 and November 2013, the shuttle tankers will commence operations under ten-year, fixed-rate time-charter-out contracts. The contracts with BG also include certain extension options and vessel purchase options exercisable by the charterer. This week, the Partnership expects to take delivery of the Samba Spirit, the first of the four shuttle tanker newbuildings, which is expected to commence its time-charter contract with BG in June 2013.

In November 2012, the Partnership agreed to acquire a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS (Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The acquisition of the HiLoad DP unit, which will operate under a ten-year time-charter contract with Petrobras in Brazil, is expected to be completed by June 30, 2013 and the unit is expected to commence operations at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. Under the terms of an agreement between Remora and Teekay Offshore, the Partnership has the right of first refusal to acquire any future HiLoad DP projects developed by Remora.

FPSO Units

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. As part of the joint venture agreement, Odebrecht is a 50 percent partner in the Cidade de Itajai FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities that, if awarded, may result in the Partnership being able to acquire Teekay Corporation’s interests in such projects pursuant to the omnibus agreement. As discussed above, in April 2013, the Partnership received an offer from Teekay Corporation to acquire its 50 percent interest in the Cidade de Itajai FPSO unit at Teekay Corporation’s fully built-up cost. The offer is currently being reviewed by the Partnership’s Conflicts Committee.

Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation is obligated to offer to sell to the Partnership the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, prior to July 9, 2013. The purchase price for the Petrojarl Foinaven would be its fair market value plus any additional tax or other costs incurred by Teekay Corporation to transfer ownership of this FPSO unit to the Partnership.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by an FPSO unit being constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to the Partnership its interest in this FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter, which commencement is expected to occur during the first half of 2014.

In November 2011, Teekay Corporation acquired from Sevan Marine ASA, a Norway-based developer of cylindrical-shaped FPSO units, the Hummingbird Spirit FPSO unit, which is currently operating under a short-term charter contract. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to the Partnership the Hummingbird Spirit FPSO unit within approximately one year following commencement of a charter contract with a firm period of greater than three years in duration.

Teekay Corporation owns two additional FPSO units, the Petrojarl Banff FPSO and the Petrojarl 1 FPSO, which may also be offered to the Partnership in the future pursuant to the omnibus agreement.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $18.9 million for the quarter ended March 31, 2013, compared to $26.1 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $1.3 million and $26.5 million for the quarters ended March 31, 2013 and March 31, 2012, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $20.2 million for the first quarter of 2013, compared to net income of $52.6 million in the same period of the prior year. Net revenues(2) were $201.2 million for the first quarter of 2013, compared to $202.6 million in the same period of the prior year.

Adjusted net income attributable to the partners for the three months ended March 31, 2013 declined from the same period in the prior year, mainly due to the sale and lay-up of older shuttle and conventional tankers during 2012 as their related charter contracts expired or terminated. In addition, there was a higher level of maintenance activity in the FPSO fleet during the first quarter of 2013 compared to the same period in the prior year. Adjusted net income is expected to increase during the course of 2013 as a result of the acquisition of the Voyageur Spirit FPSO in May 2013 and the deliveries of the four shuttle tanker newbuildings during 2013

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of income, changes in the fair value of certain derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions nor does it have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s four segments: the Shuttle Tanker segment, the FPSO segment, the Conventional Tanker segment and the FSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix D for further details).

	Three Months Ended
	March 31, 2013
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues(1)	108,056	57,685	19,830	15,625	201,196
Vessel operating expenses	37,967	29,501	3,362	8,285	79,115
Time-charter hire expense	14,777	—	—	—	14,777
Depreciation and amortization	27,605	12,752	2,410	2,582	45,349
Cash flow from vessel operations(1)	48,919	22,256	15,520	7,358	94,053

	Three Months Ended
	March 31, 2012
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues(1)	117,772	57,759	12,353	14,685	202,569
Vessel operating expenses	43,226	24,743	3,153	7,348	78,470
Time-charter hire expense	13,617	—	—	—	13,617
Depreciation and amortization	31,371	12,726	2,837	2,258	49,192
Cash flow from vessel operations(1)	56,768	27,589	10,240	7,486	102,083

(1)	Net revenues and cash flow from vessel operations are non-GAAP financial measures used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C and Appendix E, respectively, included in this release for reconciliations of these non-GAAP measures to the most directly comparable GAAP financial measures.

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Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment decreased to $48.9 million for the first quarter of 2013 compared to $56.8 million for the same period of the prior year, primarily as a result of the lay-up of the Navion Torinita and the Navion Clipper upon expiration of their time-charter contracts in the second and fourth quarters of 2012, respectively, and the sale of the Navion Savonita in the fourth quarter of 2012.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment decreased to $22.3 million for the first quarter of 2013 compared to $27.6 million for the same period of the prior year. The decrease was primarily due to an increase in vessel operating expenses related to higher maintenance costs for the Petrojarl Varg FPSO and higher crewing and manning costs for the Petrojarl Varg and Piranema Spirit FPSO units.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment increased to $15.5 million in the first quarter of 2013 compared to $10.2 million for the same period of the prior year, primarily due to a $6.8 million termination fee received from Teekay Corporation in March 2013 for the early termination of the time-charter contract for the Poul Spirit.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment in the first quarter of 2013 of $7.4 million was consistent with the $7.5 million generated in the same period of the prior year.

Liquidity

As of March 31, 2013, the Partnership had total liquidity of $373.6 million, which consisted of $172.8 million in cash and cash equivalents and $200.8 million in undrawn revolving credit facilities. Giving affect for the $60 million common unit private placement and the $150 million preferred unit public offering completed in April 2013 and the Partnership’s acquisition of the Voyageur Spirit FPSO in May 2013 (net of the $150 million prepayment made in February 2013), the Partnership’s liquidity at March 31, 2013 would have been approximately $560 million.

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2012 Audited Financial Statements

Teekay Offshore Partners L.P. filed its 2012 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 11, 2013. Copies are available on Teekay Offshore’s website, under “Investor Briefcase”, at www.teekayoffshore.com. Unitholders may request a printed copy of this annual report, including the complete audited financial statements free of charge by contacting Teekay Offshore’s Investor Relations.

Conference Call

The Partnership also plans to host a conference call on Friday, May 10, 2013 at noon (ET) to discuss the results for the first quarter of 2013. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-866-322-8032 or 416-640-3406, if outside North America, and quoting conference ID code 2708898.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).

A supporting First Quarter 2013 Earnings Presentation will also be available at www.teekayoffshore.com in advance of the conference call start time.

The conference call will be recorded and available until Friday, May 17, 2013. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 2708898.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership and owns interests in 36 shuttle tankers (including four chartered-in vessels and four committed newbuildings), four floating production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (including one committed FSO conversion unit) and six conventional oil tankers. The majority of Teekay Offshore’s fleet is employed on long-term, stable contracts. In addition, Teekay Offshore has rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation (NYSE:TK) and Sevan Marine ASA (Oslo Bors:SEVAN).

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO.”

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except unit data)

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
	(unaudited)	(unaudited)	(unaudited)
REVENUES	224,422	238,303	233,477

OPERATING EXPENSES
Voyage expenses	23,226	26,881	30,908
Vessel operating expenses (1)	79,115	88,689	78,470
Time-charter hire expense	14,777	15,493	13,617
Depreciation and amortization	45,349	47,029	49,192
General and administrative (1)	10,665	7,743	9,178
Write-down of vessels	11,247	13,529	—
Loss on sale of vessel	—	778	—
Restructuring charge(2)	659	1,115	—

	185,038	201,257	181,365

Income from vessel operations	39,384	37,046	52,112

OTHER ITEMS
Interest expense	(11,680)	(10,892)	(12,598)
Interest income	195	493	212
Realized and unrealized (loss) gain on derivative instruments (3)	(1,077)	31,187	16,239
Foreign exchange (loss) gain(4)	(3,640)	2,272	(2,760)
Income tax recovery (expense)	234	11,041	(1,485)
Loss on bond repurchase(5)	(1,759)	—	—
Other income – net	313	314	1,397

Net income from continuing operations	21,970	71,461	53,117
Net (loss) income from discontinued operations(6)	—	(5,759)	1,486

Net income	21,970	65,702	54,603

Net income attributable to:
Non-controlling interests	1,777	(2,982)	1,969
Partners	20,193	68,684	52,634
Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic	80,105,408	80,105,408	70,626,554
- Diluted	80,106,741	80,105,408	70,626,554
Total units outstanding at end of period	80,105,408	80,105,408	70,626,554

(1)	In order to more closely align the Partnership’s presentation to that of many of its peers, the cost of ship management services of $9.2 million for the three months ended March 31, 2013 have been presented in vessel operating expenses. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $10.0 million and $10.1 million for the three months ended December 31, 2012 and March 31, 2012, respectively.
(2)	Restructuring charge for the quarter ended March 31, 2013 relates to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle tanker business unit. Restructuring charge for the quarter ended December 31, 2012 relates to the reorganization of the Partnership’s shuttle and conventional tanker business units.

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(3)	The realized (losses) gains on derivative instruments relate to the amounts the Partnership actually paid or received to settle such derivative instruments, and the unrealized gains (losses) on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
Realized (losses) gains relating to:
Interest rate swaps	(14,623)	(14,728)	(15,007)
Foreign currency forward contract	353	1,104	1,198

	(14,270)	(13,624)	(13,809)

Unrealized gains (losses) relating to:
Interest rate swaps	14,971	44,616	24,763
Foreign currency forward contracts	(1,778)	195	5,285

	13,193	44,811	30,048

Total realized and unrealized gains (losses) on non-designated derivative instruments	(1,077)	31,187	16,239

(4)	Foreign exchange (loss) gain includes realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swaps that were entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million unsecured bonds in 2010 maturing in 2013 of which it repurchased NOK 388.5 million in the first quarter of 2013 and recognized a realized gain of $6.8 million on the partial early termination of a cross currency swap and a realized foreign exchange loss of $6.6 million on the repurchase of the bonds. The Partnership also issued NOK 600 million unsecured bonds in 2012 maturing in 2017 and NOK 1,300 million of unsecured bonds in 2013 maturing in 2016 and 2018. Foreign exchange (loss) gain also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds are also detailed in the table below:

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
Realized gain on partial termination of cross-currency swap	6,800	—	—
Realized foreign exchange loss on partial repurchase of NOK bonds	(6,573)	—	—
Realized gains on cross-currency swaps	725	668	994
Unrealized (losses) gains on cross-currency swaps	(25,502)	6,835	7,880
Unrealized gains (losses) on revaluation of NOK bonds	25,011	(6,038)	(9,031)

(5)	Loss on bond repurchase for the quarter ended March 31, 2013 relates to the repurchase of NOK 388.5 million of the Partnership’s existing NOK 600 million bond issue at a premium.
(6)	Results for four conventional tankers (Hamane Spirit, Torben Spirit, Luzon Spirit and Leyte Sprit), which we sold or held for sale during 2012, have been included in Net (loss) income from discontinued operations for the three months ended December 31, 2012 and March 31, 2012.

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	March 31, 2013	December 31, 2012
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	172,801	206,339
Vessels held for sale	—	13,250
Other current assets	304,284	168,998
Vessels and equipment	2,287,334	2,327,337
Advances on newbuilding contracts	139,628	127,286
Other assets	66,258	67,541
Intangible assets	14,230	15,527
Goodwill	127,113	127,113

Total Assets	3,111,648	3,053,391

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	85,865	99,569
Other current liabilities	102,470	108,302
Current portion of long-term debt	250,414	248,385
Long-term debt	1,623,410	1,521,247
Other long-term liabilities	337,551	341,844
Redeemable non-controlling interest	28,383	28,815
Equity:
Non-controlling interests	46,344	44,135
Partners’ equity	637,211	661,094

Total Liabilities and Equity	3,111,648	3,053,391

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended
	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	46,346	71,193

FINANCING ACTIVITIES
Proceeds from long-term debt	234,986	233,202
Scheduled repayments of long-term debt	(23,019)	(21,154)
Prepayments of long-term debt	(90,352)	(188,274)
Realized gain on cross currency swap	6,800	—
Debt issuance costs	(5,091)	(3,913)
Cash distributions paid by the Partnership	(44,209)	(37,801)
Cash distributions paid by subsidiaries to non-controlling interests	—	(2,047)
Other	(158)	884

Net financing cash flow	78,957	(19,103)

INVESTING ACTIVITIES
Prepayment of purchase price of Voyageur Spirit FPSO	(150,000)	—
Expenditures for vessels and equipment	(23,785)	(2,199)
Proceeds from sale of vessels and equipment	13,250	—
Direct financing lease payments received	1,694	4,917

Net investing cash flow	(158,841)	2,718

(Decrease) increase in cash and cash equivalents	(33,538)	54,808
Cash and cash equivalents, beginning of the period	206,339	179,934

Cash and cash equivalents, end of the period	172,801	234,742

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Net income – GAAP basis	21,970	54,603
Adjustments:
Net income attributable to non-controlling interests	(1,777)	(1,969)

Net income attributable to the partners	20,193	52,634
Add (subtract) specific items affecting net income:
Foreign exchange losses (1)	4,365	3,752
Unrealized gains on derivative instruments (2)	(13,193)	(30,048)
Termination fee (3)	(6,800)	—
Write-down of vessel (4)	11,247	—
Restructuring charge and other (5)	821	(566)
Loss on bond repurchase (6)	1,759	—
Non-controlling interests’ share of items above (7)	470	313

Total adjustments	(1,331)	(26,549)

Adjusted net income attributable to the partners	18,862	26,085

(1)	Foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps and exclude the realized gains and losses relating to the cross currency swaps for outstanding Norwegian bonds of the Partnership and repurchase of Norwegian kroner bonds.
(2)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes.
(3)	A termination fee was received from Teekay Corporation upon the early termination of the Poul Spirit conventional tanker time-charter contract with Teekay Corporation in March 2013.
(4)	The Poul Spirit conventional tanker was written down to its estimated fair value in conjunction with the termination of its charter contract in March 2013.
(5)	Other items for the three months ended March 31, 2013 include restructuring charges of $0.7 million relating to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle tanker business unit. Other items for the three months ended March 31, 2013 and 2012 include $0.1 million and ($0.5) million relating to the revaluation of a fair value adjustment of contingent consideration liability associated with the purchase of the Scott Spirit shuttle tanker.
(6)	Loss on bond repurchase for the three months ended March 31, 2013 relates to the repurchase of NOK 388.5 million of the Partnership’s existing NOK 600 million bond issue at a premium in January 2013.
(7)	Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

DISTRIBUTABLE CASH FLOW

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, distributions relating to equity financing of newbuilding installments, vessel acquisition costs, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, non-cash income taxes, loss on bond repurchase and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income for the quarters ended March 31, 2013 and March 31, 2012, respectively.

	Three Months Ended
	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Net income	21,970	54,603
Add (subtract):
Write-down of vessel	11,247	—
Depreciation and amortization	45,349	49,192
Loss on bond repurchase	1,759	—
Non-cash item in discontinued operations(1)	—	419
Foreign exchange and other, net	2,598	1,144
Distributions relating to equity financing of newbuilding installments	2,459	914
Estimated maintenance capital expenditures	(24,620)	(27,673)
Unrealized gains on non-designated derivative instruments (2)	(13,193)	(30,048)

Distributable Cash Flow before Non-Controlling
Interests	47,569	48,551
Non-controlling interests’ share of DCF	(5,813)	(6,127)

Distributable Cash Flow	41,756	42,424

(1)	Includes depreciation included within discontinued operations.
(2)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies, however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	130,350	57,685	21,247	15,140	224,422
Voyage expenses (recoveries)	22,294	—	1,417	(485)	23,226

Net revenues	108,056	57,685	19,830	15,625	201,196

	Three Months Ended March 31, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	144,927	57,759	15,766	15,025	233,477
Voyage expenses	27,155	—	3,413	340	30,908

Net revenues	117,772	57,759	12,353	14,685	202,569

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended March 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues (1)	108,056	57,685	19,830	15,625	201,196
Vessel operating expenses(2)	37,967	29,501	3,362	8,285	79,115
Time-charter hire expense	14,777	—	—	—	14,777
Depreciation and amortization	27,605	12,752	2,410	2,582	45,349
General and administrative(2)	5,889	3,062	948	766	10,665
Write-down of vessel	—	—	11,247	—	11,247
Restructuring charge	659	—	—	—	659

Income from vessel operations	21,159	12,370	1,863	3,992	39,384

	Three Months Ended March 31, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues(1)	117,772	57,759	12,353	14,685	202,569
Vessel operating expenses(2)	43,226	24,743	3,153	7,348	78,470
Time-charter hire expense	13,617	—	—	—	13,617
Depreciation and amortization	31,371	12,726	2,837	2,258	49,192
General and administrative(2)	5,202	2,471	1,013	492	9,178

Income from vessel operations	24,356	17,819	5,350	4,587	52,112

(1)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(2)	In order to more closely align the Partnership’s presentation to that of its peers, the cost of ship management services of $9.2 million for the three months ended March 31, 2013 has been presented in vessel operating expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $10.0 million and $10.1 million for the three months ended December 31, 2012 and March 31, 2012, respectively.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations

Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of in-process revenue contracts and write-down of vessel, but includes the realized gains (losses) on the settlement of foreign exchange forward contracts, cash flow from discontinued operations and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Cash flow from vessel operations is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Income from vessel operations (See Appendix D)	21,159	12,370	1,863	3,992	39,384
Depreciation and amortization	27,605	12,752	2,410	2,582	45,349
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	59	—	—	—	59
Realized gains from the settlements of non-designated foreign exchange forward contracts	96	257	—	—	353
Amortization of intangible and non cash portion of revenue contracts	—	(3,123)	—	—	(3,123)
Write-down of vessel	—	—	11,247	—	11,247
Falcon Spirit revenue accounted for as direct financing lease	—	—	—	(1,339)	(1,339)
Falcon Spirit cash flow from time-charter contracts	—	—	—	2,123	2,123

Cash flow from vessel operations	48,919	22,256	15,520	7,358	94,053

	Three Months Ended March 31, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Income from vessel operations (See Appendix D)	24,356	17,819	5,350	4,587	52,112
Depreciation and amortization	31,371	12,726	2,837	2,258	49,192
Unrealized gains from the change in fair value of designated foreign exchange forward contracts	(20)	—	—	—	(20)
Realized gains from the settlements of non-designated foreign exchange forward contracts	1,061	137	—	—	1,198
Amortization of intangible and non cash portion of revenue contracts	—	(3,093)	—	—	(3,093)
Falcon Spirit revenue accounted for as direct financing lease	—	—	—	(1,463)	(1,463)
Falcon Spirit cash flow from time-charter contracts	—	—	—	2,104	2,104
Cash flow from discontinued operations	—	—	2,053	—	2,053

Cash flow from vessel operations	56,768	27,589	10,240	7,486	102,083

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: factors affecting the future growth of the Partnership’s distributable cash flow and adjusted net income, including expected contributions from the Voyageur Spirit FPSO, the shuttle tanker newbuildings expected to deliver in 2013 and the Partnership’s potential acquisition of a 50 percent interest in the Cidade de Itajai FSPO; the timing and certainty of the Partnership’s acquisition of a 50 percent interest in the Cidade de Itajai FPSO; the timing and certainty of the Partnership’s acquisition of a HiLoad DP unit from Remora and timing of the commencement of its 10-year time-charter contract with Petroleo Brasileiro SA; the potential for the Partnership to acquire future HiLoad projects developed by Remora; the timing of and cost of converting the Navion Clipper into an FSO unit and the timing of the commencement of its 10-year charter contract with Salamander; the potential for Teekay Corporation to offer additional vessels to the Partnership and the Partnership’s acquisition of any such vessels, including the Petrojarl Foinaven, the Hummingbird Spirit and the newbuilding FPSO unit that will service the Knarr field under contract with BG Norge Limited; the timing of delivery of vessels under construction or conversion; the timing, amount and certainty of future increases to the Partnership’s quarterly cash distribution, including the intention to increase the Partnership’s cash distribution by at least another 2.5 percent later in 2013; and the potential for the Partnership to acquire other vessels or offshore projects from Teekay Corporation or directly from third parties. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea and Brazil offshore fields; potential early termination of contracts; potential delays to the commencement of the BG shuttle tanker time-charters; failure of Teekay Corporation to offer to the Partnership additional vessels; the inability of the joint venture between Teekay Corporation and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to the Partnership; the inability of Remora to develop future HiLoad DP units; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to approve the acquisition of vessels offered from Teekay Corporation, including the Cidade de Itajai FPSO, or third parties; the Partnership’s ability to raise adequate financing to purchase additional assets; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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